                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)
                             TRANSACTION STATEMENT
         UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 13e-3 THEREUNDER

                 BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.
                 ---------------------------------------------
                              (Name of the Issuer)

                 BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.
                                  GAMECO, INC.
                              BH ACQUISITION, INC.
                               JEFFREY P. JACOBS
                      DIVERSIFIED OPPORTUNITIES GROUP LTD.
                       RICHARD E. JACOBS REVOCABLE TRUST
                      ------------------------------------
                      (Names of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                    ---------------------------------------
                         (Title of Class of Securities)

                                  092067 10 7
                     -------------------------------------
                     (CUSIP Number of Class of Securities)

                     -------------------------------------

Jeffrey P. Jacobs             Richard E. Jacobs, Trustee  Stephen R. Roark, President and
Chief Executive Officer       25425 Center Ride Road      Chief Financial Officer
Gameco, Inc.                  Cleveland, Ohio 44145       Black Hawk Gaming & Development
BH Acquisition, Inc.          (440) 871-4800              Company, Inc.
1001 North U.S. Highway One, #710                         240 Main Street, Box 21
Cleveland, Ohio 44113                                     Black Hawk, Colorado  80422
(561) 575-4006                                            (303) 582-1117

(Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices
         and  Communications on Behalf of the Persons Filing Statement)
         --------------------------------------------------------------

                                   COPIES TO:

Edward G. Ptaszek, Jr., Esq.                       Samuel E. Wing, Esq.
Robert A. Weible, Esq.                             Jones & Keller, P.C.
Baker & Hostetler LLP                              1625 Broadway, Suite 1600
1900 East 9/th/ Street                             Denver, Colorado  80202
Cleveland, Ohio  44114                             (303) 573-1600
(216) 621-0200


This statement is filed in connection with (check the appropriate box):

a.     /x/  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.     / /  The filing of a registration statement under the Securities Act of
            1933.

c.     / /  A tender offer.

d.     / /  None of the above.

       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /x/

                           CALCULATION OF FILING FEE

             -----------------------------------------------------------
               Transaction valuation*            Amount of filing fee
                   $36,846,702                         $7,369
             -----------------------------------------------------------

* For purposes of calculating the filing fee only. The filing fee was determined based upon the sum of (a) the product of 2,798,900 shares of common stock and the merger consideration of $12.00 per share and (b) the difference between $12.00 and the exercise price per share of common stock of each of the 539,667 shares covered by outstanding options. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50 of one percent.

         --------------------------------------------------------------

/x/ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:  $7,369
Form or Registration No.: Preliminary Proxy Statement on Schedule 14A Filing Party: Black Hawk Gaming & Development Company, Inc.
Date Filed:  July 9, 2001

                                  INTRODUCTION

     This Schedule 13e-3 Transaction Statement (the "Statement") is being filed in connection with the filing by Black Hawk Gaming & Development Company, Inc. ("Black Hawk") with the Securities and Exchange Commission (the "Commission") on July 9, 2001 of a preliminary proxy statement on Schedule 14A (the "Proxy Statement") in connection with a special meeting of Black Hawk's shareholders. At such meeting, Black Hawk's shareholders will be asked to vote to adopt and approve an Agreement and Plan of Merger dated as of April 25, 2001 (the "Merger Agreement") by and between Black Hawk, BH Acquisition, Inc. ("BH"), a Colorado corporation, and Gameco, Inc. ("Gameco"), a Delaware corporation. Under the Merger Agreement, BH will be merged with and into Black Hawk and Black Hawk will be the surviving corporation. Gameco is the sole shareholder of BH. As a result of the merger, Black Hawk will become a wholly owned subsidiary of Gameco and Black Hawk's shareholders (other than Gameco, BH, Diversified Opportunities Group Ltd. and their affiliates) will be entitled to receive $12.00 per share in cash for their shares of Black Hawk common stock.

     Jeffrey P. Jacobs is the Chairman and Chief Executive Officer of Black Hawk. Jeffrey P. Jacobs, through Jacobs Entertainment Ltd., and the Richard E. Jacobs Revocable Trust (the "Trust"), are controlling persons of Diversified Opportunities Group Ltd. ("Diversified") and own equally its membership interests. Diversified owns 1,333,333 shares or 32.3% of Black Hawk's outstanding common stock. Upon consummation of the Merger, Jeffrey P. Jacobs and the Trust will own equally all of the voting equity securities of Gameco and Gameco will own all membership interests of Diversified.

     Information concerning each of the foregoing filing persons not included in the Proxy Statement is as follows:

     (a) None of Black Hawk, Gameco, BH, Jeffrey P. Jacobs, Diversified or the Trust (i) has been convicted in a criminal proceeding during the past five years (excluding any traffic violation or similar misdemeanor) or (ii) has been a party to any judicial or administrative proceeding during the past five years (except for any matter that was dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it or him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     (b) All of the filing entities referred to above were organized under the laws of a state of the United States. Richard E. Jacobs and Jeffrey P. Jacobs are citizens of the United States.

     The information in the Proxy Statement, including the appendices thereto, is hereby incorporated by reference and contains all information required in response to the items of this Statement, except that the Proxy Statement does not include the information in (a) or (b) immediately above or all of the exhibits listed below. The Proxy Statement will be completed and, if appropriate, amended prior to the time it is first sent or given to Black Hawk's shareholders. This Statement will be amended to reflect such completion or amendment of the Proxy Statement.

ITEM 16.    EXHIBITS.

     The following are filed pursuant to Item 1016 of Regulation M-A.

     (a)(1) Preliminary copy of Letter to Shareholders from J. Patrick McDuff incorporated by reference to Schedule 14A filed by Black Hawk on July 9, 2001.

   (a)(2) Preliminary copy of Notice of Special Meeting of Shareholders incorporated by reference to Schedule 14A filed by Black Hawk on July 9, 2001.

   (a)(3) Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Black Hawk on July 9, 2001 including form of proxy card.

   (a)(4)   N/A.

   (a)(5) Press releases issued by Black Hawk dated February 27, 2001 and April 27, 2001.

   (b)      "Highly Confident" letter delivered by U.S. Bancorp Libra dated
            2001./(1)/

   (c) Opinion of Robertson Stephens, Inc. dated April 23, 2001 (included as Annex B to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).

   (d)(1) Agreement and Plan of Merger dated as of April 25, 2001 by and among Black Hawk Gaming & Development Company, Inc., Gameco, Inc. and BH Acquisition, Inc. (included as Annex A to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).

   (d)(2) Voting Agreement between Diversified Opportunities Group Ltd. and Black Hawk dated April 25, 2001

   (d)(3) Voting Agreement between Gameco, Inc. and Robert D. Greenlee dated April 27, 2001.

   (d)(4) Amended and Restated Purchase Agreement dated November 12, 1996 by and among Black Hawk, Diversified Opportunities Group Ltd., Robert
            D. Greenlee and Frank B. Day./(2)/

   (d)(5) Shareholders Agreement dated November 12, 1996 by and among Black Hawk, Diversified Opportunities Group Ltd., Robert D. Greenlee and Frank B. Day./(2)/

   (d)(6) Registration Rights Agreement by and among Black Hawk, Diversified Opportunities Group Ltd., Robert D. Greenlee and Frank B. Day./(2)/

   (d)(7) Master Joint Venture Agreement dated November 12, 1996 between Black Hawk and Diversified Opportunities Group Ltd./(2)/

   (d)(8) The Lodge Operating Agreement dated November 12, 1996 between Black Hawk and Diversified Opportunities Group Ltd./(2)/

   (d)(9) Consulting Agreement between Black Hawk and Premier One Development Company, Inc. dated October 1, 1997./(3)/

   (d)(10) Employment Agreement between Black Hawk and Jeffrey P. Jacobs effective January 1, 2000./(3)/

   (d)(11) Employment Agreement between Black Hawk and Stephen R. Roark effective January 1, 2000./(3)/

     (e)    Not required.

     (f) Dissenter's rights of appraisal under the Colorado Business Corporation Act are set forth in Annex C to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3).

     (g)    Not applicable.

__________________

(1)  To be filed by amendment to this Statement.

(2) Incorporated by reference to Black Hawk's Current Report on Form 8-K filed December 4, 1996.

(3) Incorporated by reference to Black Hawk's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

                                   SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                              BLACK HAWK GAMING & DEVELOPMENT
                              COMPANY, INC.


                              By:  /s/ Stephen R. Roark
                                 ---------------------------------------------

                              Name:  Stephen R. Roark
                              Title:  President and Chief Financial Officer
                              Date:  July 9, 2001

                              GAMECO, INC.


                              By:  /s/ Jeffrey P. Jacobs
                                 ---------------------------------------------

                              Name:  Jeffrey P. Jacobs
                              Title:  President
                              Date:  July 9, 2001

                              BH ACQUISITION, INC.


                              By:  /s/ Jeffrey P. Jacobs
                                 ---------------------------------------------

                              Name:  Jeffrey P. Jacobs
                              Title:  President
                              Date:  July 9, 2001

                              _______________________________________________
                              Jeffrey P. Jacobs

                              DIVERSIFIED OPPORTUNITIES GROUP LTD.

                              By:   Jacobs Entertainment Ltd., its Manager


                              By:  /s/ Jeffrey P. Jacobs
                                 ---------------------------------------------
                                 Jeffrey P. Jacobs

                              Date:  July 9, 2001

                              /s/ R. E. Jacobs, Trustee
                              ------------------------------------------------
                              Richard E. Jacobs Revocable Trust

                              Date:  July 9, 2001

                                 EXHIBIT INDEX

Item No.                      Description
--------                      -----------

(a)(1) Preliminary copy of Letter to Shareholders from J. Patrick McDuff incorporated by reference to Schedule 14A filed by Black Hawk on July 9, 2001.

(a)(2) Preliminary copy of Notice of Special Meeting of Shareholders incorporated by reference to Schedule 14A filed by Black Hawk on July 9, 2001.

(a)(3) Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Black Hawk on July 9, 2001 including form of proxy card.

(a)(4)    N/A.

(a)(5) Press releases issued by Black Hawk dated February 27, 2001 and April 27, 2001.

(b) "Highly Confident" letter delivered by U.S. Bancorp Libra dated June 28, 2001./(1)/

(c) Opinion of Robertson Stephens, Inc. dated April 23, 2001 (included as Annex B to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).

(d)(1) Agreement and Plan of Merger dated as of April 25, 2001 by and among Black Hawk Gaming & Development Company, Inc., Gameco, Inc. and BH Acquisition, Inc. (included as Annex A to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).

(d)(2) Voting Agreement between Diversified Opportunities Group Ltd. and Black Hawk dated April 25, 2001.

(d)(3) Voting Agreement between Gameco, Inc. and Robert D. Greenlee dated April 27, 2001.

(d)(4) Amended and Restated Purchase Agreement dated November 12, 1996 by and among Black Hawk, Diversified Opportunities Group Ltd., Robert D. Greenlee and Frank B. Day./(2)/

(d)(5) Shareholders Agreement dated November 12, 1996 by and among Black Hawk, Diversified Opportunities Group Ltd., Robert D. Greenlee and Frank B. Day./(2)/

(d)(6) Registration Rights Agreement by and among Black Hawk, Diversified Opportunities Group Ltd., Robert D. Greenlee and Frank B. Day./(2)/

(d)(7) Master Joint Venture Agreement dated November 12, 1996 between Black Hawk and Diversified Opportunities Group Ltd./(2)/

(d)(8) The Lodge Operating Agreement dated November 12, 1996 between Black Hawk and Diversified Opportunities Group Ltd./(2)/

(d)(9) Consulting Agreement between Black Hawk and Premier One Development Company, Inc. dated October 1, 1997./(3)/

(d)(10) Employment Agreement between Black Hawk and Jeffrey P. Jacobs effective January 1, 2000./(3)/

(d)(11) Employment Agreement between Black Hawk and Stephen R. Roark effective January 1, 2000./(3)/

(e)       Not required.

(f) Dissenter's rights of appraisal under the Colorado Business Corporation Act set forth in Annex C to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3).

(g)       Not applicable.

__________________

(1)  To be filed by amendment to this Statement.

(2) Incorporated by reference to Black Hawk's Current Report on Form 8-K filed December 4, 1996.

(3) Incorporated by reference to Black Hawk's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.